Exhibit 99.1

Astra, a Subsidiary of Robo.ai, Secures Development and Procurement Order for
30,000 Smart Electric and Autonomous Vehicles (AEVs) with W Motors

Oct 09, 2025

DUBAI, UAE, Oct. 9, 2025 /PRNewswire/ -- Robo.ai Inc. (NASDAQ: AIIO) today announced that its wholly owned subsidiary, Astra Mobility Meta (Cayman) Limited (“Astra”), has entered into a commercial agreement with Dubai-headquartered W Motors Automotive Group (“W Motors”) to co-develop and produce a new generation of intelligent electric last mile and autonomous multi-purpose vehicles. Under the agreement, following the successful development and testing of the vehicles, W Motors plans to procure no fewer than 30,000 vehicles from Astra over the next five years.

W Motors’market credibility and public-sector track record

Known globally for the Lykan HyperSport supercar, W Motors has evolved into a trusted provider of smart mobility and security solutions in the region. Its GHIATH smart patrol platform—developed with Dubai Police—has earned international recognition, underscoring W Motors’ capability to deliver high-performance, high-trust vehicles for government and public-safety use.

Program scope, roles, and timeline

The collaboration covers end-to-end vehicle design, development, validation, and production for multiple use cases including last-mile delivery, shared mobility, smart logistics and autonomous vehicles. Astra will lead product design, development, prototyping, components manufacturing, safety certification, systems integration, and after-sales support. W Motors will handle local manufacturing and assembly in the UAE within its state-of-the-art factory in Dubai Silicon Oasis along with full customization to align with market requirements, operational data, and customer testing feedback to ensure regulatory alignment and commercial fit for the Middle East. The parties expect a 12-month development cycle, with start of production (SOP) targeted for 2026. The deployment of the first proof-of-concept (POC) vehicle, which will be tested with the end user, is expected within three months of signing. The program will launch in the UAE and expand to broader GCC region.

Web3/DePIN integration for vehicle-as-a-node

Astra and W Motors plan to connect the vehicles to Arkreen’s green-energy data network and blockchain incentive framework, enabling trusted, on-chain records for charging, energy use, carbon emissions, and mobility data, so each vehicle can operate with a verifiable digital identity and native revenue model. This approach supports:

●	DePIN-driven value accrual: operational and energy-contribution data mapped to on-chain rewards;

●	RWA mapping: transparent linkage between physical assets and blockchain-based economics;

●	ESG capital enablement: a compliant pathway to attract global sustainable-finance flows into regional smart manufacturing.

Executive commentary

“This is a system-level upgrade for the Middle East’s smart-manufacturing ecosystem,” said Lawrence Chao, President of Astra Mobility Meta. “By pairing Astra’s EV and autonomous technologies with W Motors’ market insight and operational capability, and integrating with Arkreen’s DePIN network, every vehicle becomes a node for energy data and digital asset value, completing the value loop for intelligent hardware.”

“W Motors is committed to accelerating the region’s transition to sustainable, intelligent mobility,” said Ralph R. Debbas, Chief Executive Officer of W Motors Automotive Group. “Our collaboration with Astra enables us to deliver more efficient and forward-looking EV solutions. With Robo.ai and Arkreen’s integration in Web3 and green-energy infrastructure, we aim to set a new benchmark for the Middle East.”

About Astra Mobility Meta (Cayman) Limited

Astra, a wholly owned subsidiary of Robo.ai Inc. headquartered in the UAE, focuses on AI-enabled mobility innovation. The company is developing L4 autonomous-driving technologies and smart-mobility products, combining advanced R&D with commercialization across intelligent vehicles and future mobility spaces.

About W Motors Automotive Group Holding Limited

Founded in 2012, W Motors is the first manufacturer of high-performance luxury sports cars in the Middle East and has since evolved into a fully integrated mobility solutions provider. Headquartered in Dubai UAE, the company’s capabilities span across automotive design and engineering, research & development, manufacturing, technology, and consultancy, positioning it as the leader in the region’s mobility industry.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO) is a technology company focused on building a global AI robotics network platform. Its mission is to integrate intelligent terminals, develop a unified AI operating system, and establish a smart contract-enabled ecosystem to drive the intelligent era. Robo.ai aims to transform into a decentralized AI asset platform, connecting all AI terminals and enabling the next wave of asset tokenization and the Internet of Things.

This press release includes “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties. Actual outcomes may differ materially from expectations — please refer to the company’s SEC filings for details.